Exhibit 3(ii)

Amendment to Article II, Section 12(A) of the Amended and Restated Bylaws of Take-Two Interactive Software, Inc. effective November 12, 2010.

Article II, Section 12(A)(5): “No business may be properly brought before an annual meeting of stockholders by a person other than a stockholder unless such matter has been included in the proxy solicitation materials issued by the Company, excepting procedural matters concerning the conduct of such annual meeting.”